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                     March 28, 2024

       Steven Weber
       Chief Financial Officer
       Fair Isaac Corporation
       5 West Mendenhall
       Suite 105
       Bozeman, MT 59715

                                                        Re: Fair Isaac
Corporation
                                                            Form 10-K for the
Year Ended September 30, 2023
                                                            File No. 001-11689

       Dear Steven Weber:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services